BAYTEX ANNOUNCES EXTENSION AND AMENDMENTS TO
BANK CREDIT FACILITIES

CALGARY, ALBERTA (April 1, 2022) – Baytex Energy Corp. (“Baytex”) (TSX: BTE) is pleased to announce that it has received strong support from its lending syndicate to extend and amend its bank credit facilities.

The revolving credit facilities have been extended by two years, from April 2024 to April 2026, and have been increased to US$850 million. Previously, the credit facilities totaled approximately US$815 million and were comprised of US$575 million of revolving credit facilities and a C$300 million term loan. The revolving credit facilities are not borrowing base facilities and do not require annual or semi-annual reviews.

Baytex Energy Corp

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com